SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                                  Vastera, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92239N109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Anthony Horan, Esq.
                    JPMorgan Chase Bank, National Association
                                  270 Park Ave.
                                   35th Floor
                               New York, NY 10017
                                  212-270-7122
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                             Marcia Nirenstein, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                            1440 New York Ave., N.W.
                              Washington, DC 20005
                                  202-371-7000

                                 January 6, 2005
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. / /

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 15 Pages

                                  SCHEDULE 13D

--------------------------------            ------------------------------------
CUSIP No.  92239N109                        Page  2     of   15    Pages
         -----------------------                 ------     --------
--------------------------------            ------------------------------------

----------    ------------------------------------------------------------------
    1         NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              JPMorgan Chase Bank, National Association
----------    ------------------------------------------------------------------
----------    ------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                        (a) //
                                                                        (b) //
----------    ------------------------------------------------------------------
----------    ------------------------------------------------------------------
    3         SEC USE ONLY

----------    ------------------------------------------------------------------
----------    ------------------------------------------------------------------
    4         SOURCE OF FUNDS (See Instructions)

              OO
----------    ------------------------------------------------------------------
----------    ------------------------------------------------------------------
    5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         //

----------    ------------------------------------------------------------------
----------    ------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION

              National Banking Association
----------    ------------------------------------------------------------------
----------    ------------------------------------------------------------------
NUMBER OF           7     SOLE VOTING POWER

 SHARES                   None
              ------------------------------------------------------------------
              ------------------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER

  OWNED BY                11,948,351 shares of common stock (1)
              ------------------------------------------------------------------
              ------------------------------------------------------------------
    EACH            9     SOLE DISPOSITIVE POWER

  REPORTING               None
              ------------------------------------------------------------------
              ------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
   PERSON

    WITH                  None
----------    ------------------------------------------------------------------
----------    ------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,948,351 shares of common stock (1)
----------    -----------------------------------------------------------------
----------    -----------------------------------------------------------------
   12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                     //

              (See Item 6)
----------    ------------------------------------------------------------------
----------    ------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              28.3% (2)
----------    ------------------------------------------------------------------
----------    ------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON (See Instructions)

              BK
----------    ------------------------------------------------------------------
----------    ------------------------------------------------------------------

(1) Represents the aggregate number of shares of the issuer's common stock held by the stockholders listed on Schedule B of this Schedule 13D, each of whom
                              ----------
entered into a voting agreement dated as of January 6, 2005 with JPMorgan Chase Bank, National Association ("JPM") obligating the holder to vote such shares in

                               Page 2 of 15 Pages
favor of the proposed acquisition of the issuer by JPM and related matters, and with respect to which such stockholders granted JPM a proxy granting JPM the right to vote on each stockholder's behalf in favor of such matters. JPM expressly disclaims beneficial ownership of any of the shares of the issuer's common stock subject to the voting agreements and proxies.
(2) Based on 42,248,756 shares of the issuer's common stock outstanding as of January 3, 2005, as represented by the issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below.


                               Page 3 of 15 Pages

         The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.    Security and Issuer.

         The class of equity securities to which this statement relates is common stock, par value $0.01, of Vastera, Inc., a Delaware corporation ("Vastera"). The principal executive offices of Vastera are located at 45025
  -------
Aviation Drive, Suite 300, Dulles, VA 20166.

Item 2.    Identity and Background.

(a) The name of the entity filing this statement is JPMorgan Chase Bank, National Association, a national banking association ("JPM").
                                                       ---

(b) The address of JPM's principal office is 1111 Polaris Parkway, Columbus, OH 43240.

(c) JPM is a wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMC"), a global financial services firm, which expressly disclaims beneficial ownership of the shares reported herein.

(d) and (e) Except as noted below, during the past five years, neither JPM nor any other person named on Schedule A attached hereto, has been (i) convicted in
                          ----------
a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Securities & Exchange Commission ("SEC") alleged that during the period of December 1997 to September 2001, JPMC aided and abetted Enron Corp.'s violation of the antifraud provisions of the Federal Securities Laws, Section 10(b) of the Securities Exchange Act of 1934 and Exchange Act Rule 10b-5. The complaint alleged that Enron Corp. manipulated its reported financial results through a series of commodity derivatives transactions known as prepays which were entered into with JPMC. On July 28, 2003, JPMC consented, without admitting or denying the allegations of the complaint, to the entry by the United States District Court for the Southern District of Texas of a final judgment: (1) enjoining JPMC, its agents, servants, employees, attorneys, assigns and all persons in active concert or participation with them who receive actual notice of the final judgment by personal service or otherwise from violating, directly or indirectly, Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder; and (2) ordering JPMC to pay a total of $135,000,000: $65,000,000 representing disgorgement, prejudgment interest thereon in the amount of $5,000,000, and a civil penalty of $65,000,000 pursuant to Section 21(d) of the Exchange Act. No portion of the penalty was waived. JPMC made payment of $135,000,000 on July 28, 2003.

(f) See Schedule A attached hereto.
        ----------

                               Page 4 of 15 Pages

Item 3.    Source and Amount of Funds or Other Consideration.

Vastera entered into an Agreement and Plan of Merger, dated January 6, 2005, a copy of which is attached hereto as Exhibit 1 (the "Merger Agreement") with JPM
                                    ---------       ----------------
and a wholly-owned subsidiary of JPM ("JPM Merger Sub") that provides for the
                                       --------------
acquisition of Vastera by JPM by means of a merger of JPM Merger Sub with and into Vastera. As a result of the merger, Vastera would become a wholly-owned subsidiary of JPM. As an inducement for JPM to enter into the Merger Agreement and in consideration thereof, certain Vastera stockholders identified on Schedule B (collectively, the "Stockholders"), entered into separate voting
----------                     ------------
agreements with JPM, dated as of January 6, 2005, copies of which are attached hereto as Exhibit 2 and Exhibit 3 and more fully described in Item 4, whereby
          ---------     ---------

each Stockholder agreed to vote all of the shares of Vastera common stock currently beneficially owned by such Stockholder or acquired by such Stockholder after such date in favor of the merger and related matters. Each of these Stockholders also granted JPM an irrevocable proxy granting JPM the right to vote such shares in favor of such matters (the voting agreement and proxies together are referred to herein as the "Voting Agreements"). JPM did not pay
                                        ------------------
additional consideration to the Stockholders in exchange for the Voting Agreements.

References to, and descriptions of, the merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D
                                                 ---------
and the Voting Agreements included as Exhibit 2 and Exhibit 3 to this Schedule
                                      ---------     ---------
13D. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.    Purpose of Transaction.

(a)-(b) As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of Vastera by JPM pursuant to the terms of the Merger Agreement. To induce JPM to enter into the Merger Agreement, the Stockholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the merger.

The Merger Agreement provides that, at the effective time of the merger, each outstanding share of Vastera common stock will be converted into the right to receive $3.00 cash, without interest. In addition, each outstanding option to purchase shares of Vastera common stock (whether vested or not) will be cancelled in exchange for a payment to the option holder of a cash amount equal to the excess, if any, of $3.00 over the exercise price of the option.

By executing the Voting Agreements, the Stockholders have (i) agreed to vote all of the shares of Vastera common stock currently beneficially owned by them or acquired prior to the expiration of the Voting Agreement, in favor of the merger, adoption of the Merger Agreement and any other matter that could reasonably be expected to facilitate the merger, and (ii) granted irrevocable proxies to JPM granting JPM the right to vote such shares as specified in clause
(i). The Stockholders may vote such shares on all other matters submitted to the Vastera stockholders for their approval.


                               Page 5 of 15 Pages

(c) Not applicable.

(d) It is anticipated that upon consummation of the merger, the directors of JPM Merger Sub shall become the directors of Vastera (the surviving corporation in the merger), until their respective successors are duly elected or appointed and qualified.

(e) Other than as a result of the merger described in Item 3 and above in this
Item 4, not applicable.

(f) Not applicable.

(g) Upon consummation of the merger, the Certificate of Incorporation and Bylaws of Vastera shall be amended and restated in their entirety according to the terms of Section 1.5 of the Merger Agreement.

(h)-(i) If the Merger is consummated as planned, Vastera's common stock will cease to be quoted on the Nasdaq Stock Market, Inc.'s National Market System and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Not applicable.

Item 5.    Interest in Securities of the Issuer.

(a)-(b) As a result of the Voting Agreements, JPM may be deemed to be the beneficial owner of 11,948,351 shares of Vastera common stock. This number of shares represents approximately 28.3% of the issued and outstanding shares of Vastera common stock based on the number of shares outstanding as of January 3, 2005 (as represented by Vastera in the Merger Agreement). JPM disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by JPM as to the beneficial ownership of such shares.

To JPM's knowledge, no shares of Vastera's common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.
                                    ----------

(b) JPM may be deemed to have shared voting power of the 11,948,351 shares of Vastera common stock held by stockholders of Vastera who entered into the Voting Agreements due to JPM's right under the Voting Agreements to direct the voting of such shares with respect to the matters specified in the other matters, and does not possess any other rights as a Vastera stockholder with respect to such shares.

Information required by Item 2 (a)-(c) with respect to each stockholder of Vastera that entered into a Voting Agreement with JPM is set forth on Schedule B. To JPM's knowledge, none of the persons identified on Schedule B
----------                                                        ----------
(i) has been convicted in a criminal proceeding (excluding traffic violations

                               Page 6 of 15 Pages
or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. To JPM's knowledge, each of the individuals identified on Schedule B is a citizen of
                                                 ----------
the United States.

(c) To JPM's knowledge, no transactions in Vastera's common stock have been effected during the past sixty days by any person named pursuant to Item 2.

(d) To JPM's knowledge, no person other than the Stockholders identified on Schedule B has the right to receive or the power to direct the receipt of
----------
dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The terms of the Voting Agreements are described under Item 4(a)-(b) above. The Voting Agreements also apply to any shares of Vastera common stock acquired by the parties to such agreements after the date of the Voting Agreements.

Item 7.   Material to be filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated January 6, 2005, by and among JPMorgan Chase Bank, National Association, JPM Merger Sub Inc., and Vastera, Inc. (incorporated by reference to Exhibit 10.1 to Vastera's Form 8-K Current Report filed January 7, 2005).

Exhibit 2 Voting Agreement, dated January 6, 2005, by and among JPMorgan Chase Bank, National Association, TCV II, V.O.F., Technology Crossover Ventures II, L.P., TCV II(Q), L.P., TCV II Strategic Partners, L.P., Technology Crossover Ventures II, C.V., TCV IV, L.P. and TCV IV Strategic Partners, L.P.

Exhibit 3 Voting Agreement, dated January 6, 2005, by and between JPMorgan Chase Bank, National Association and Ford Motor Company.


                               Page 7 of 15 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2005              JPMorgan Chase Bank, National Association


                                      By:     /s/Anthony Horan
                                              --------------------
                                      Name:   Anthony Horan
                                      Title:  Secretary




                               Page 8 of 15 Pages

                                   SCHEDULE A

Directors and Executive Committee of JPMorgan Chase Bank, National Association.

-------------------------------------------------------------------------------
Name, Position and         Business Address (1)    Present Principal
Citizenship                                        Occupation and
                                                   Address of Employment
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Lawrence A. Bossidy        270 Park Avenue,        Retired Chairman
Director                   35th Floor              Honeywell International
United States Citizen      New York, NY 10017      Inc. (2)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

James S. Crown             270 Park Avenue,        President
Director                   35th Floor              Henry Crown and Company
United States Citizen      New York, NY 10017      (3)
                                                   2222 North LaSalle Street
                                                   Chicago, IL  60601
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

James Dimon                270 Park Avenue,        President & Chief Operating
Director                   35th Floor              Officer
United States Citizen      New York, NY 10017      JPMorgan Chase & Co. (1)
                                                   270 Park Avenue, 35th Floor
                                                   New York, NY  10017
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

William B. Harrison, Jr.   270 Park Avenue,        Chairman & Chief
Director                   35th Floor              Executive Officer
United States Citizen      New York, NY 10017      JPMorgan Chase & Co. (1)
                                                   270 Park Avenue, 35th Floor
                                                   New York, NY  10017
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Laban P. Jackson, Jr.      270 Park Avenue,        Chairman & Chief
Director                   35th Floor              Executive Officer
United States Citizen      New York, NY 10017      Clear Creek Properties, Inc.
                                                   (4)
                                                   2365 Harrodsburg Road #B230
                                                   Lexington, KY  40504
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               Page 9 of 15 Pages

-------------------------------------------------------------------------------
Name, Position and         Business Address (1)    Present Principal
Citizenship                                        Occupation and
                                                   Address of Employment
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

David C. Novak             270 Park Avenue,        Chairman & Chief
Director                   35th Floor              Executive Officer
United States Citizen      New York, NY 10017      Yum! Brands, Inc. (5)
                                                   1441 Gardiner Lane
                                                   Louisville, KY  40213
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Lee R. Raymond             270 Park Avenue,        Chairman & Chief
Director                   35th Floor              Executive Officer
United States Citizen      New York, NY 10017      Exxon Mobil Corporation (6)
                                                   5959 Las Colinas Boulevard
                                                   Irving, TX  75039
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

John R. Stafford           270 Park Avenue,        Retired Chairman
Director                   35th Floor              Wyeth (7)
United States Citizen      New York, NY 10017
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Austin Adams               270 Park Avenue,        Executive Committee -
Executive Committee        35th Floor              Technology
United States Citizen      New York, NY 10017      JPMorgan Chase & Co.
                                                   270 Park Avenue, 35th Floor
                                                   New York, NY 10017
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

David Coulter              270 Park Avenue,        Executive Committee -
Executive Committee        35th Floor              Vice Chairman
United States Citizen      New York, NY 10017      JPMorgan Chase & Co.
                                                   270 Park Avenue, 35th Floor
                                                   New York, NY 10017
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Michael Cavanagh           270 Park Avenue,        Executive Committee -
Executive Committee        35th Floor              Finance
United States Citizen      New York, NY 10017      JPMorgan Chase & Co.
                                                   270 Park Avenue, 35th Floor
                                                   New York, NY 10017
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                              Page 10 of 15 Pages

-------------------------------------------------------------------------------
Name, Position and         Business Address (1)    Present Principal
Citizenship                                        Occupation and
                                                   Address of Employment
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

John Farrell               270 Park Avenue,        Executive Committee
Executive Committee        35th Floor              Human Resources
United States Citizen      New York, NY 10017      JPMorgan Chase & Co.
                                                   270 Park Avenue, 35th Floor
                                                   New York, NY 10017
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Joan Guggenheimer          270 Park Avenue,        Executive Committee - Legal
Executive Committee        35th Floor              JPMorgan Chase & Co.
United States Citizen      New York, NY 10017      270 Park Avenue, 35th Floor
                                                   New York, NY 10017
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Fred Hill                 270 Park Avenue,         Executive Committee -
Executive Committee       35th Floor               Marketing and
United States Citizen     New York, NY 10017       Communications
                                                   JPMorgan Chase & Co.
                                                   270 Park Avenue, 35th Floor
                                                   New York, NY 10017
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

William H. McDavid         270 Park Avenue,        Executive Committee - Legal
Executive Committee        35th Floor              JPMorgan Chase & Co.
United States Citizen      New York, NY 10017      270 Park Avenue, 35th Floor
                                                   New York, NY 10017
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Jeff Walker                270 Park Avenue,        Executive Committee -
Executive Committee        35th Floor              Private Equity
United States Citizen      New York, NY 10017      JPMorgan Chase & Co.
                                                   270 Park Avenue, 35th Floor
                                                   New York, NY 10017
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Don Wilson                 270 Park Avenue,        Executive Committee - Risk
Executive Committee        35th Floor              JPMorgan Chase & Co.
United States Citizen      New York, NY 10017      270 Park Avenue, 35th Floor
                                                   New York, NY 10017
-------------------------------------------------------------------------------

                              Page 1l of 15 Pages

(1) JPMorgan Chase Bank, National Association is a wholly-owned subsidiary of JPMorgan Chase & Co., a global financial services firm.

(2) Honeywell International Inc. is a diversified technology and manufacturing company of aerospace products and services; control technologies for buildings, homes and industry; automotive products; power generation systems; specialty chemicals; fibers; plastics and advance materials.

(3)     Henry Crown and Company is an investment firm.

(4)     Clear Creek Properties, Inc. is a real estate development company.

(5) Yum! Brands, Inc. is an organization engaged in the operation, development, franchising and licensing of restaurants.

(6) Exxon Mobil Corporation is a global energy and petrochemical organization.

(7) Wyeth is a research-based, global pharmaceutical and biotechnology company.



                              Page 12 of 15 Pages

                                   Schedule B

Parties to Voting Agreements with JPMorgan Chase Bank, National Association

-------------------------------------------------------------------------------
Name and Address                                 Shares of Vastera common stock
----------------                                 ------------------------------
                                                 owned as of January 6, 2005
                                                 ---------------------------
-------------------------------------------------------------------------------

Ford Motor Company                                                  8,000,000

Address
-------
World Headquarters, Suite 1000
One American Road
Dearborn, MI 48126
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

TCV II, V.O.F.                                                         19,904

Address
-------
Technology Crossover Ventures
528 Ramona Street
Palo Alto, CA 94301
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

TCV II, L.P.                                                         612,765

Address
-------
Technology Crossover Ventures
528 Ramona Street
Palo Alto, CA 94301
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

TCV II(Q), L.P.                                                      471,103

Address
-------
Technology Crossover Ventures
528 Ramona Street
Palo Alto, CA 94301
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

TCV II STRATEGIC PARTNERS, L.P.                                       83,603

Address
-------
Technology Crossover Ventures
528 Ramona Street
Palo Alto, CA 94301
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                              Page 13 of 15 Pages

-------------------------------------------------------------------------------
Name and Address                                 Shares of Vastera common stock
----------------                                 ------------------------------
                                                 owned as of January 6, 2005
                                                 ---------------------------
-------------------------------------------------------------------------------

TCV II, C.V.                                                          93,556

Address
-------
Technology Crossover Ventures
528 Ramona Street
Palo Alto, CA 94301
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

TCV IV, L.P.                                                       2,571,535

Address
-------
Technology Crossover Ventures
528 Ramona Street
Palo Alto, CA 94301
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

TCV IV, STRATEGIC PARTNERS, L.P.                                      95,885

Address
-------
Technology Crossover Ventures
528 Ramona Street
Palo Alto, CA 94301

-------------------------------------------------------------------------------



                              Page 14 of 15 Pages

                                  EXHIBIT INDEX

Exhibit
Number        Document

Exhibit 1 Agreement and Plan of Merger, dated January 6, 2005, by and among JPMorgan Chase Bank, National Association, JPM Merger Sub Inc., and Vastera, Inc. (incorporated by reference to Exhibit 10.1 to Vastera's Form 8-K Current Report filed January 7, 2005).

Exhibit 2 Voting Agreement, dated January 6, 2005, by and among JPMorgan Chase Bank, National Association, TCV II, V.O.F., Technology Crossover Ventures II, L.P., TCV II(Q), L.P., TCV II Strategic Partners, L.P., Technology Crossover Ventures II, C.V., TCV IV, L.P. and TCV IV Strategic Partners, L.P.

Exhibit 3 Voting Agreement, dated January 6, 2005, by and between JPMorgan Chase Bank, National Association and Ford Motor Company.



                              Page 15 of 15 Pages